UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
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0-27102
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282253-10-3
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                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-KSB Form 20-F Form 11-K Form 10-Q
Form N-SAR
For Period Ended: June 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
eGames, Inc.____________________________________________________________________
Full Name of Registrant
RomTech, Inc.___________________________________________________________________
Former Name if Applicable
2000 Cabot Boulevard, Suite 110_________________________________________________
Address of Principal Executive Office(Street and Number)
Langhorne, Pennsylvania 19047___________________________________________________
City, State and Zip Code



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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On July 18, 2001, the Registrant was notified by its commercial lender, Fleet Bank, that due to the Registrant's default of the financial covenants under its $2,000,000 credit facility as of June 30, 2001, and due to material adverse changes in the Registrant's financial condition, the bank had determined that it would no longer continue to fund the Registrant's credit facility. During the three weeks that followed this notification, Fleet Bank required the Registrant to produce detailed financial reports, cooperate in an analysis of the bank's collateral position, prepare restructuring and cost reduction plans, and engage an independent business assessment firm to evaluate the Registrant and its business plan. As a result, the Registrant's audit of its financial statements for the year ended June 30, 2001 was suspended. The Registrant's audit has now resumed but the Registrant cannot complete its audit and the preparation and filing of its Form 10-KSB by the September 28, 2001 filing date without unreasonable effort or expense.

                         (Attach Extra Sheets if Needed)


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PART IV-- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

  Thomas W. Murphy                  215                       750-6606 x113
       (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is currently estimated that the Company's net sales for the year ended June 30, 2001 were approximately $8.7 million, compared to $10.8 million for the year ended June 30, 2000 (adjusted for the net sales related to the Company's discontinued operation which was sold during May of 2001 and a recent accounting pronouncement). The primary reasons for this decrease in net sales are: reduced gross sales of the Company's software products to traditional retail channels, combined with poor sell-through of the Company's software products in the food and drug retail channels, which required the Company to increase its provisions for product returns and price markdowns. It is currently estimated that the Company's net loss for the year ended June 30, 2001 was approximately $4.8 million, compared to approximately $250,000 in net income for the year ended June 30, 2000. The primary reason for this $5.1 million decrease in net income was the $4.4 million decrease in gross profit for the current year. This decrease in gross profit was caused primarily by: higher per unit product costs related to sales of third-party software titles and other higher costing promotional software titles; write-downs of obsolete inventory; higher per unit royalty costs related to third-party and Company published software products; increased freight and distribution costs associated with the Company's sales of its software products on a direct distribution basis including direct-to-store shipments; and increased costs incurred to process the high level of product returns experienced within the food and drug retail channels. As previously mentioned in Part III, the audit of the Company's fiscal 2001 financial statements has not been completed and as such, the net sales and net loss amounts mentioned above for the year ended June 30, 2001 are unaudited and preliminary estimates.


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                                  eGames, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 28, 2001            By:   /s/ Thomas W. Murphy
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                                         Thomas W. Murphy, Vice President and
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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  International misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).